Exhibit 99.1

Trident Announces Strategic Investment in Web 3.0 E-Commerce Firm Tongxin Innovation Limited

Trident’s 30% Stake in the Operator of a Telegram-Based Web 3.0 E-Commerce Platform
Expands its Ecosystem and Capabilities, Providing Another Future Growth Catalyst

Singapore, August 18, 2025 (GLOBE NEWSWIRE) – Trident Digital Tech Holdings Ltd (“Trident” or the “Company,” NASDAQ: TDTH), a Singapore-based catalyst for digital transformation and Web 3.0 activation, today announced it has entered into a definitive sales and purchase agreement (the “SPA”) to acquire a 30% equity stake in Tongxin Innovation Limited (“Tongxin”), operator of the innovative ToMe Web 3.0 e-commerce platform on Telegram. The proposed transaction, valued at approximately US$3 million, will be completed through the issuance of Trident’s ADSs in the form of Class B ordinary shares of Trident to Tongxin’s shareholders, and implies a total valuation of approximately US$10 million for Tongxin. The strategic investment represents a significant expansion of Trident’s Web 3.0 ecosystem and demonstrates the company’s commitment to pioneering blockchain-enabled e-commerce solutions.

According to Tongxin, Tongxin’s ToMe is a pioneering Web 3.0 e-commerce application built on Telegram, a global messaging platform with over one billion users. The platform addresses traditional e-commerce pain points through its 4F value proposition: Fair, Fast, Friendly, and Free, representing its emphasis on digital property rights, stablecoin settlement, a community-based ecosystem, and a commitment to free trade, respectively. Tongxin has established strategic partnerships including leading decentralized blockchain ecosystem projects on Ton, whose combined user base of over 10 million maintains active communities in Dubai, Singapore, and Hong Kong, and has reached preliminary agreements with leading real-world asset (“RWA”) companies operating AI-powered shopping malls in Southeast Asia. The leadership team brings extensive experience from eBay, Paypal, Tencent and JD.com, positioning the company to build a global online and offline micro-business ecosystem.

The combination of Trident’s blockchain-based identity platform, Tridentity, with ToMe’s Web 3.0 e-commerce infrastructure creates a powerful ecosystem for secure, authenticated digital commerce. The integration of Tridentity’s single-sign-on authentication with ToMe’s e-commerce platform will enhance security and user experience across the entire transaction lifecycle. Additionally, Trident can leverage its presence in Singapore, Africa, and other high-growth markets to expand ToMe’s reach beyond its current user base. The combined expertise of both companies will accelerate blockchain adoption in mainstream commerce, creating new use cases and revenue opportunities.

“This acquisition perfectly aligns with our mission to become a global leader in Web 3.0 enablement,” said Soon Huat Lim, Founder, Chairman, and Chief Executive Officer of Trident. “Tongxin’s ToMe platform represents the future of e-commerce, seamlessly integrating blockchain technology with one of the world’s largest messaging platforms. The synergies between ToMe’s Web 3.0 commerce capabilities and our own Tridentity blockchain identity platform create tremendous opportunities for innovation and growth.”

About Trident

Trident is a leading catalyst for digital transformation in technology optimization and Web 3.0 activation. Its flagship product, Tridentity, is a blockchain-based identity platform that is designed to deliver secure single-sign-on authentication across diverse industries. Trident’s mission is to become a global leader in Web 3.0 enablement, connecting organizations to reliable and secure digital infrastructure with optimized user experiences, with a strong focus on Southern Africa and other high-growth markets.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. A number of factors could also cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the proposed acquisition of 30% equity interests in Tongxin will not materialize as contemplated under the agreement between the Company, Tongxin and Tongxin’s shareholders; potential adverse reactions or changes to business relationships; adverse changes in general economic or market conditions; and actions by third parties, including government agencies; the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the digital solutions market; the political, economic, social and legal developments in the jurisdictions that the Company operates in or in which the Company intends to expand its business and operations; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor & Media Contacts
Investor Relations
Robin Yang, Partner – ICR LLC
investor@tridentity.me | +1 (212) 321-0602

Media Relations
Brad Burgess, SVP – ICR LLC
brad.burgess@icrinc.com